UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Aviat Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

05366Y102

(CUSIP Number)

Warren G. Lichtenstein

Steel Partners Holdings L.P.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 10, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05366Y102

1	NAME OF REPORTING PERSON

STEEL EXCEL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		618,837
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

618,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 05366Y102

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		618,837
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

618,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 05366Y102

1	NAME OF REPORTING PERSON

SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		618,837
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

618,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 05366Y102

1	NAME OF REPORTING PERSON

SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		618,837
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

618,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 05366Y102

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		618,837
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

618,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 05366Y102

1	NAME OF REPORTING PERSON

KENNETH KONG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		17,418
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

17,418
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 05366Y102

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Aviat Networks, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 200 Parker Drive, Suite C100A, Austin, Texas 78728.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by Steel Excel Inc., a Delaware corporation (“Steel Excel”), Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”), SPH Group LLC, a Delaware limited liability company (“SPHG”), SPH Group Holdings LLC, a Delaware limited liability company (“SPHG Holdings”), Steel Partners Holdings GP Inc., a Delaware corporation (“Steel Holdings GP”) and Kenneth Kong. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

SPHG Holdings owns 100% of the outstanding shares of common stock of Steel Excel. Steel Holdings owns 99% of the membership interests of SPHG. SPHG is the sole member of SPHG Holdings. Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. Accordingly, for purposes of this Schedule 13D, each of SPHG Holdings, SPHG, Steel Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by Steel Excel.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the executive officers and directors of Steel Excel and (ii) the executive officers and directors of Steel Holdings GP. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of each Reporting Person is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

8

CUSIP No. 05366Y102

(c)        Steel Excel is a global diversified company that engages or has interests in a variety of operating businesses. Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies. Steel Holdings may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which it holds an interest. The principal business of SPHG Holdings is holding securities for the account of Steel Holdings. The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates. The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. The principal occupation of Kenneth Kong is serving as a Senior Vice President at Steel Services, Ltd., a management and advisory company that provides management services to Steel Holdings and its affiliates. Mr. Kong is also a director of the Issuer.

(d)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of the entities who are Reporting Persons are organized under the laws of the State of Delaware. Kenneth Kong and each of the individuals who are listed on Schedule A is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 618,837 Shares owned directly by Steel Excel is approximately $12,383,920, including brokerage commissions. The Shares owned directly by Steel Excel were acquired with the working capital of Steel Excel.

The 17,418 Shares owned directly by Kenneth Kong were awarded to him in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Kenneth Kong currently serves as a director of the Issuer.

9

CUSIP No. 05366Y102

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 5,461,438 Shares outstanding, which is the total number of Shares outstanding as of October 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

As of the close of business on the date hereof, Steel Excel owned directly 618,837 Shares, constituting approximately 11.3% of the Shares outstanding. By virtue of their relationships with Steel Excel discussed in further detail in Item 2, each of SPHG Holdings, Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by Steel Excel.

As of the close of business on the date hereof, Kenneth Kong owned directly 17,418 Shares, constituting less than 1% of the Shares outstanding.

(b)       Each of Steel Excel, SPHG Holdings, SPHG, Steel Holdings and Steel Holdings GP is deemed to have shared power to vote and dispose of the Shares owned directly by Steel Excel. Mr. Kong has the sole power to vote and dispose of the Shares he directly owns.

(c)       Schedule B annexed hereto lists all transactions in the Shares of the Issuer during the past sixty days by Steel Excel. All of such transactions were effected in the open market. On November 11, 2020, the Issuer awarded 3,039 unvested restricted Shares to Mr. Kong in his capacity as a director of the Issuer.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description
99.1	Joint Filing Agreement by and among the Reporting Persons, dated December 14, 2020.

10

CUSIP No. 05366Y102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2020	STEEL EXCEL INC.

	By:	/s/ Douglas B. Woodworth
Douglas B. Woodworth, Treasurer

STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Douglas B. Woodworth
Douglas B. Woodworth, Chief Financial Officer

SPH GROUP LLC

	By:	Steel Partners Holdings GP Inc. Managing Member

	By:	/s/ Douglas B. Woodworth
Douglas B. Woodworth, Chief Financial Officer

SPH GROUP HOLDINGS LLC

	By:	Steel Partners Holdings GP Inc. Manager

	By:	/s/ Douglas B. Woodworth
Douglas B. Woodworth, Chief Financial Officer

STEEL PARTNERS HOLDINGS GP INC.

	By:	/s/ Douglas B. Woodworth
Douglas B. Woodworth, Chief Financial Officer

/s/ Kenneth Kong
Kenneth Kong

11

CUSIP No. 05366Y102

Schedule A

Executive Officers and Directors of Steel Excel Inc.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard[1], President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Douglas B. Woodworth, Treasurer and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

1 As of the close of business on the date hereof, Jack L. Howard directly owned 4,166 Shares, constituting less than 1% of the Shares outstanding. The aggregate purchase price of such Shares is approximately $59,835, including brokerage commissions. Such Shares were acquired with the personal funds of Mr. Howard. Mr. Howard has the sole power to vote and dispose of all such Shares and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, all such Shares.

CUSIP No. 05366Y102

Executive Officers and Directors of Steel Partners Holdings GP Inc.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Executive Chairman and Director	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard[1], President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Douglas B. Woodworth, Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gordon A. Walker, Senior Vice President	Senior Vice President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Lon Rosen, Director	Executive Vice President and Chief Marketing Officer for the Los Angeles Dodgers	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
John P. McNiff, Director	Chairman of Discovery Capital Management, LLC, a multi-strategy hedge fund	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
General Richard I. Neal, Director	Retired	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
James Benenson III, Director	Director and Co-President of Summa Holdings, Inc. (“Summa”), a holding company, and director and Co-President of Industrial Manufacturing Company and Industrial Manufacturing Company International, subsidiaries of Summa that own various diversified industrial businesses	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Eric P. Karros, Director	Television analyst for FOX Sports and works for the Los Angeles Dodgers	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Rory H. Tahari, Director	Co-founder, State of Mind Partners, a strategic branding and investment firm	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 05366Y102

Schedule B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

Steel Excel inc.

(10,244)	40.5022	12/09/2020
(14,000)	38.0075	12/10/2020
(27,159)	37.5305	12/14/2020